FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 28, 2015	By ……/s/…………… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2015

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2015

April 27, 2015

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)		Three months ended March 31, 2015	Year ending December 31, 2015	Change(%)

Net sales	¥857,445	¥868,312	-	1.3	$7,145,375	¥3,860,000	+	3.6
Operating profit	66,197	82,639	-	19.9	551,642	380,000	+	4.5
Income before income taxes	61,281	79,191	-	22.6	510,675	390,000	+	1.8
Net income attributable to Canon Inc.	¥33,930	¥47,610	-	28.7	$282,750	¥255,000	+	0.1

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥31.07	¥42.11	-	26.2	$0.26	¥233.53	+	2.0
- Diluted	31.07	42.11	-	26.2	0.26	-		-

	Actual
	As of March 31, 2015	As of December 31, 2014	Change(%)		As of March 31, 2015

Total assets	¥4,284,215	¥4,460,618	-	4.0	$35,701,792

Canon Inc. shareholders’ equity	¥2,869,104	¥2,978,184	-	3.7	$23,909,200

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 120 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2015, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2015 First Quarter in Review

Looking back at the global economy in the first quarter of 2015, the U.S. economy continued recovering smoothly as employment conditions and consumer spending steadily improved. In Europe, although the U.K. and Germany showed signs of economic recovery, the economies of Russia and Southern European nations remained stagnant. The pace of economic expansion in China remained modest while other emerging countries faced slowdowns owing to currency depreciation. As for the Japanese economy, improvement was seen in the corporate sector and consumer spending was stable. As a result, the global economy overall continued realizing moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for semiconductor lithography equipment increased, fueled by continued customer investment. As for cameras, demand continued to decline both for interchangeable-lens digital cameras and digital compact cameras. Looking at inkjet printers, demand decreased slightly from the previous year due to sluggish market conditions in emerging economies.

The average value of the yen during the quarter was ¥119.25 against the U.S. dollar, a year on year depreciation of approximately ¥17, and ¥133.89 against the euro, a year on year appreciation of approximately ¥7.

During the first quarter, MFDs and laser printers enjoyed steady growth that has continued from the previous year. Despite solid growth in the U.S. market, interchangeable-lens digital cameras continued to face severe conditions in other regions while sales volume for digital compact cameras decreased in all regions compared with the same period of the previous year. Net sales of inkjet printers also decreased, mainly in Japan and emerging countries. Consequently, first quarter net sales decreased 1.3% year on year to ¥857.4 billion despite the positive effect of favorable currency exchange rates. The gross profit ratio rose 1.4 points year on year to 51.1% thanks to ongoing cost-cutting activities and efforts aimed at controlling price reductions while gross profit increased 1.6% despite the decline in sales. Operating expenses increased 6.7% year on year to ¥372.4 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the increase in R&D expenses related to new business and new products. As a result, first-quarter operating profit decreased by 19.9% to ¥66.2 billion. Other income (deductions) decreased by ¥1.5 billion due to foreign currency exchange losses while income before income taxes decreased by 22.6% year on year to ¥61.3 billion. Net income attributable to Canon Inc. decreased by 28.7% to ¥33.9 billion due to such factors as the increase in corporate tax as a result of the revision to Japan’s tax system that was passed by the Diet in March.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥31.07, a year on year decrease of ¥11.04.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, within the Office Business Unit, as for office MFDs, despite the healthy demand for new imageRUNNER ADVANCE C350/C250-series models, color A4 (letter and legal-sized)-model imageRUNNER ADVANCE machines, and the imagePRESS C800/C700, color models targeting the light production market, total sales volume decreased slightly from the year-ago period due to slow demand in Asian countries and the rush in demand in Japan during the first quarter of the previous year that preceded the country’s consumption tax increase. As for high-speed continuous-feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Among laser printers, although sales volume decreased in Japan as a result of the rush in demand during the same period of the previous year leading up to the consumption tax hike, sales volume overall increased owing to steadily growing demand in other regions. As a result, coupled with the positive effects of favorable currency exchange rates, sales for the business unit totaled ¥529.1 billion, a year on year increase of 3.9%, while operating profit totaled ¥71.7 billion, declining 1.0% due to the increase in R&D and other expenses.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined due to market shrinkage, the U.S. market showed signs of recovery with sales volume increasing from the same period of the previous year. Solid demand for advanced-amateur models, such as the EOS 7D Mark II, contributed to an improvement in the gross profit ratio. As for digital compact cameras, although sales volume for low-end models declined due to the ongoing contraction of the market in all regions from the previous year, sales volume for high-added-value models, featuring high image quality and high-magnification zoom capabilities, increased from the same period of the previous year. As for inkjet printers, although sales volume in the U.S. increased from the same period of the previous year thanks to sales promotions for new products featuring enhanced mobile-device compatibility for which demand is increasing and MAXIFY business-model inkjet printers, total sales volume declined slightly due to economic stagnation in emerging countries and the previous year’s rush in demand in Japan leading up to the hike in the country’s consumption tax. As a result, sales for the business unit decreased by 10.3% to ¥262.7 billion year on year, while operating profit totaled ¥29.1 billion, a decline of 30.7%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, ongoing investment by manufacturers led to an increase in first-quarter unit sales of lithography systems for memory devices and power semiconductor devices from the same period of the previous year. As for FPD lithography equipment, although no sales were recorded during the quarter, the market for FPD lithography equipment showed solid growth with positive developments in orders and shipments. Looking at medical equipment, although total sales for the segment decreased from the same period of the previous year, sales volume for high-resolution wireless models, among Canon’s mainstay digital radiography systems, increased. Consequently, sales for the business unit totaled ¥89.3 billion, a decrease of 0.5% year on year, while operating profit recorded a loss of ¥7.8 billion owing to upfront investment into next-generation technologies.

Cash Flow

During the first quarter of 2015, cash flow from operating activities totaled ¥99.5 billion, a decrease of ¥32.8 billion compared with the same period of the previous year due to the decrease in profit along with an increase in inventory. Due to capital investment focused on new products and a decrease in time deposits with original maturities of more than three months, which are included in short-term investments, cash flow from investing activities decreased ¥22.8 billion year on year to ¥33.7 billion. Accordingly, free cash flow totaled ¥65.8 billion, a decrease of ¥10.0 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥94.6 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥50.9 billion to ¥793.7 billion from the end of the previous year.

Outlook

As for the outlook in the second quarter onward, the economic recovery in the U.S. is expected to gain momentum, supported by steady consumer spending and employment conditions. Projections for the European economy point to continued weak growth due to increasing uncertainty surrounding such factors as the recession in the Russian economy and the resurgent financial crisis in Greece. China’s economy is expected to face a slowdown while projections for other emerging countries indicate that more time will be needed for a recovery due to currency depreciations and other factors. As for the Japanese economy, consumer spending is expected to gradually recover amid an improvement in employment conditions. Looking at the global economy as a whole, while the outlook for a recovery going into the latter half of the year remains unchanged, the pace of recovery will likely be slower than originally assumed.

In the businesses in which Canon is involved, demand for MFDs is projected to expand moderately, mainly for color models. Likewise, demand in the laser printer market is also expected to continue growing moderately, centered on multifunction models. As for interchangeable-lens digital cameras, demand is expected to be weaker than originally forecast at the beginning of the year. Within the digital compact camera market, although projections point to continued market contraction for low-end models, demand for high-added-value models featuring high image quality and high-magnification zoom capabilities is expected to grow steadily. Looking at inkjet printers, as market conditions in emerging countries gradually recover as the latter half of the year approaches, demand is expected to remain in line with the previous year. Within the industrial equipment market, demand for semiconductor lithography equipment is expected to increase compared with the previous year as manufacturers are expected to boost capital outlays in response to increasing demand for memory devices, image sensors and power semiconductors, while demand for FPD lithography equipment is also projected to increase as device manufacturers boost capital investment amid growing panel demand.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥120 to the U.S. dollar and ¥130 to the euro, representing a depreciation of approximately ¥14 against the U.S. dollar and an appreciation of approximately ¥10 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions and the current economic forecast, Canon projects full-year consolidated net sales in 2015 of ¥3,860.0 billion, a year on year increase of 3.6%; operating profit of ¥380.0 billion, a year on year increase of 4.5%; income before income taxes of ¥390.0 billion, a year on year increase of 1.8%; and net income attributable to Canon Inc. of ¥255.0 billion, a year on year increase of 0.1%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2015		Change	Year ended December 31, 2014	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,900,000	¥3,860,000	¥(40,000)	¥3,727,252	+3.6%
Operating profit	380,000	380,000	-	363,489	+4.5%
Income before income taxes	390,000	390,000	-	383,239	+1.8%
Net income attributable to Canon Inc.	¥260,000	¥255,000	¥(5,000)	¥254,797	+0.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2015	As of December 31, 2014	Change
ASSETS
Current assets:
Cash and cash equivalents	¥793,701	¥844,580	¥(50,879)
Short-term investments	41,578	71,863	(30,285)
Trade receivables, net	536,805	625,675	(88,870)
Inventories	562,832	528,167	34,665
Prepaid expenses and other current assets	320,450	321,648	(1,198)

Total current assets	2,255,366	2,391,933	(136,567)

Noncurrent receivables	29,590	29,785	(195)
Investments	66,830	65,176	1,654
Property, plant and equipment, net	1,252,923	1,269,529	(16,606)
Intangible assets, net	171,308	177,288	(5,980)
Other assets	508,198	526,907	(18,709)

Total assets	¥4,284,215	¥4,460,618	¥(176,403)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥937	¥1,018	¥(81)
Trade payables	315,148	310,214	4,934
Accrued income taxes	32,897	57,212	(24,315)
Accrued expenses	326,473	345,237	(18,764)
Other current liabilities	190,865	207,698	(16,833)

Total current liabilities	866,320	921,379	(55,059)
Long-term debt, excluding current installments	1,152	1,148	4
Accrued pension and severance cost	272,477	280,928	(8,451)
Other noncurrent liabilities	113,897	116,405	(2,508)

Total liabilities	1,253,846	1,319,860	(66,014)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,482	401,563	(81)
Legal reserve	65,057	64,599	458
Retained earnings	3,261,037	3,320,392	(59,355)
Accumulated other comprehensive income (loss)	(22,280)	28,286	(50,566)
Treasury stock, at cost	(1,010,954)	(1,011,418)	464

Total Canon Inc. shareholders’ equity	2,869,104	2,978,184	(109,080)

Noncontrolling interests	161,265	162,574	(1,309)

Total equity	3,030,369	3,140,758	(110,389)

Total liabilities and equity	¥4,284,215	¥4,460,618	¥(176,403)

	Millions of yen
	As of March 31, 2015	As of December 31, 2014

Notes:
1. Allowance for doubtful receivables	¥11,545	¥12,122
2. Accumulated depreciation	2,519,147	2,519,259
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	90,827	144,557
Net unrealized gains and losses on securities	12,799	12,546
Net gains and losses on derivative instruments	608	(2,603)
Pension liability adjustments	(126,514)	(126,214)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)
Net sales	¥857,445	¥868,312	-	1.3
Cost of sales	418,881	436,830

Gross profit	438,564	431,482	+	1.6
Operating expenses:
Selling, general and administrative expenses	293,128	274,025
Research and development expenses	79,239	74,818

	372,367	348,843

Operating profit	66,197	82,639	-	19.9
Other income (deductions):
Interest and dividend income	1,587	1,604
Interest expense	(101)	(103)
Other, net	(6,402)	(4,949)

	(4,916)	(3,448)

Income before income taxes	61,281	79,191	-	22.6
Income taxes	26,429	28,613

Consolidated net income	34,852	50,578
Less: Net income attributable to noncontrolling interests	922	2,968

Net income attributable to Canon Inc.	¥33,930	¥47,610	-	28.7

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)
Consolidated net income	¥34,852	¥50,578	-	31.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(54,128)	(32,736)
Net unrealized gains and losses on securities	472	(1,319)
Net gains and losses on derivative instruments	3,213	2,378
Pension liability adjustments	(305)	13,937

	(50,748)	(17,740)

Comprehensive income (loss)	(15,896)	32,838		-
Less: Comprehensive income attributable to
noncontrolling interests	740	2,733

Comprehensive income (loss) attributable to Canon Inc.	¥(16,636)	¥30,105		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)
Office	¥529,131	¥509,176	+	3.9
Imaging System	262,658	292,809	-	10.3
Industry and Others	89,303	89,770	-	0.5
Eliminations	(23,647)	(23,443)		-

Total	¥857,445	¥868,312	-	1.3

	Millions of yen
Sales by region	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)
Japan	¥165,143	¥191,713	-	13.9
Overseas:
Americas	248,975	228,531	+	8.9
Europe	245,959	261,911	-	6.1
Asia and Oceania	197,368	186,157	+	6.0

	692,302	676,599	+	2.3

Total	¥857,445	¥868,312	-	1.3

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems /

Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /

Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014
Cash flows from operating activities:
Consolidated net income	¥34,852	¥50,578
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	64,416	61,352
Loss on disposal of fixed assets	916	2,647
Deferred income taxes	(713)	4,212
Decrease in trade receivables	67,368	61,575
Increase in inventories	(52,604)	(6,945)
Increase in trade payables	27,012	6,651
Decrease in accrued income taxes	(23,650)	(16,677)
Decrease in accrued expenses	(8,053)	(12,162)
Increase (decrease) in accrued (prepaid) pension and severance cost	1,202	(6,326)
Other, net	(11,294)	(12,651)

Net cash provided by operating activities	99,452	132,254

Cash flows from investing activities:
Purchases of fixed assets	(56,344)	(57,418)
Proceeds from sale of fixed assets	495	1,861
Purchases of available-for-sale securities	(73)	(122)
Decrease in time deposits, net	27,808	25
Acquisitions of subsidiaries, net of cash acquired	(4,351)	(980)
Purchases of other investments	(963)	-
Other, net	(293)	159

Net cash used in investing activities	(33,721)	(56,475)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	248	179
Repayments of long-term debt	(358)	(580)
Decrease in short-term loans, net	-	(41)
Dividends paid	(92,806)	(73,905)
Repurchases of treasury stock, net	364	(50,006)
Other, net	(2,051)	(1,391)

Net cash used in financing activities	(94,603)	(125,744)

Effect of exchange rate changes on cash and cash equivalents	(22,007)	(11,853)

Net change in cash and cash equivalents	(50,879)	(61,818)

Cash and cash equivalents at beginning of period	844,580	788,909

Cash and cash equivalents at end of period	¥793,701	¥727,091

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)
Office
Net sales:
External customers	¥528,499	¥508,099	+	4.0
Intersegment	632	1,077	-	41.3

Total	529,131	509,176	+	3.9

Operating cost and expenses	457,415	436,719	+	4.7

Operating profit	¥71,716	¥72,457	-	1.0

Imaging System
Net sales:
External customers	¥262,349	¥292,613	-	10.3
Intersegment	309	196	+	57.7

Total	262,658	292,809	-	10.3

Operating cost and expenses	233,540	250,783	-	6.9

Operating profit	¥29,118	¥42,026	-	30.7

Industry and Others
Net sales:
External customers	¥66,597	¥67,600	-	1.5
Intersegment	22,706	22,170	+	2.4

Total	89,303	89,770	-	0.5

Operating cost and expenses	97,142	97,391	-	0.3

Operating profit	¥(7,839)	¥(7,621)		-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(23,647)	(23,443)		-

Total	(23,647)	(23,443)		-

Operating cost and expenses	3,151	780		-

Operating profit	¥(26,798)	¥(24,223)		-

Consolidated
Net sales:
External customers	¥857,445	¥868,312	-	1.3
Intersegment	-	-		-

Total	857,445	868,312	-	1.3

Operating cost and expenses	791,248	785,673	+	0.7

Operating profit	¥66,197	¥82,639	-	19.9

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014	Change(%)
Japan
Net sales:
External customers	¥182,437	¥208,645	-	12.6
Intersegment	432,034	407,091	+	6.1

Total	614,471	615,736	-	0.2

Operating cost and expenses	548,348	538,797	+	1.8

Operating profit	¥66,123	¥76,939	-	14.1

Americas
Net sales:
External customers	¥247,599	¥228,200	+	8.5
Intersegment	4,167	693	+	501.3

Total	251,766	228,893	+	10.0

Operating cost and expenses	247,536	224,325	+	10.3

Operating profit	¥4,230	¥4,568	-	7.4

Europe
Net sales:
External customers	¥246,349	¥261,573	-	5.8
Intersegment	14,651	11,476	+	27.7

Total	261,000	273,049	-	4.4

Operating cost and expenses	260,772	268,018	-	2.7

Operating profit	¥228	¥5,031		- 95.5

Asia and Oceania
Net sales:
External customers	¥181,060	¥169,894	+	6.6
Intersegment	215,581	191,634	+	12.5

Total	396,641	361,528	+	9.7

Operating cost and expenses	379,656	344,640	+	10.2

Operating profit	¥16,985	¥16,888	+	0.6

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(666,433)	(610,894)		-

Total	(666,433)	(610,894)		-

Operating cost and expenses	(645,064)	(590,107)		-

Operating profit	¥(21,369)	¥(20,787)		-

Consolidated
Net sales:
External customers	¥857,445	¥868,312	-	1.3
Intersegment	-	-		-

Total	857,445	868,312	-	1.3

Operating cost and expenses	791,248	785,673	+	0.7

Operating profit	¥66,197	¥82,639	-	19.9

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

       None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	March 31, 2015	December 31, 2014	Change
Subsidiaries	263	261	2
Affiliates	7	7	-
Total	270	268	2

2.	Change in Group Entities

Subsidiaries
Addition:	5 companies
Removal:	3 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT	ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

April 27, 2015

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2015

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2015		2014		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Japan
Office	95,160	-	102,020	380,594	-6.7%	-
Imaging System	38,154	-	53,343	207,281	-28.5%	-
Industry and Others	31,829	-	36,350	136,442	-12.4%	-
Total	165,143	741,500	191,713	724,317	-13.9%	+2.4%
Overseas
Office	433,339	-	406,079	1,695,194	+6.7%	-
Imaging System	224,195	-	239,270	1,135,220	-6.3%	-
Industry and Others	34,768	-	31,250	172,521	+11.3%	-
Total	692,302	3,118,500	676,599	3,002,935	+2.3%	+3.8%
Americas
Office	176,828	-	156,166	656,783	+13.2%	-
Imaging System	63,980	-	65,897	345,707	-2.9%	-
Industry and Others	8,167	-	6,468	34,010	+26.3%	-
Total	248,975	1,147,700	228,531	1,036,500	+8.9%	+10.7%
Europe
Office	167,503	-	173,532	689,275	-3.5%	-
Imaging System	71,048	-	81,551	367,050	-12.9%	-
Industry and Others	7,408	-	6,828	34,159	+8.5%	-
Total	245,959	1,009,000	261,911	1,090,484	-6.1%	-7.5%
Asia and Oceania
Office	89,008	-	76,381	349,136	+16.5%	-
Imaging System	89,167	-	91,822	422,463	-2.9%	-
Industry and Others	19,193	-	17,954	104,352	+6.9%	-
Total	197,368	961,800	186,157	875,951	+6.0%	+9.8%
Intersegment
Office	632	-	1,077	2,944	-41.3%	-
Imaging System	309	-	196	693	+57.7%	-
Industry and Others	22,706	-	22,170	89,802	+2.4%	-
Eliminations	(23,647)	-	(23,443)	(93,439)	-	-
Total	0	0	0	0	-	-
Total
Office	529,131	2,180,500	509,176	2,078,732	+3.9%	+4.9%
Imaging System	262,658	1,310,000	292,809	1,343,194	-10.3%	-2.5%
Industry and Others	89,303	460,900	89,770	398,765	-0.5%	+15.6%
Eliminations	(23,647)	(91,400)	(23,443)	(93,439)	-	-
Total	857,445	3,860,000	868,312	3,727,252	-1.3%	+3.6%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2015		2014		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Office
External customers	528,499	2,179,200	508,099	2,075,788	+4.0%	+5.0%
Intersegment	632	1,300	1,077	2,944	-41.3%	-55.8%
Total sales	529,131	2,180,500	509,176	2,078,732	+3.9%	+4.9%
Operating profit	71,716	330,000	72,457	292,057	-1.0%	+13.0%
% of sales	13.6%	15.1%	14.2%	14.0%	-	-
Imaging System
External customers	262,349	1,308,300	292,613	1,342,501	-10.3%	-2.5%
Intersegment	309	1,700	196	693	+57.7%	+145.3%
Total sales	262,658	1,310,000	292,809	1,343,194	-10.3%	-2.5%
Operating profit	29,118	187,200	42,026	194,601	-30.7%	-3.8%
% of sales	11.1%	14.3%	14.4%	14.5%	-	-
Industry and Others
External customers	66,597	372,500	67,600	308,963	-1.5%	+20.6%
Intersegment	22,706	88,400	22,170	89,802	+2.4%	-1.6%
Total sales	89,303	460,900	89,770	398,765	-0.5%	+15.6%
Operating profit	(7,839)	(22,800)	(7,621)	(21,801)	-	-
% of sales	-8.8%	-4.9%	-8.5%	-5.5%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(23,647)	(91,400)	(23,443)	(93,439)	-	-
Total sales	(23,647)	(91,400)	(23,443)	(93,439)	-	-
Operating profit	(26,798)	(114,400)	(24,223)	(101,368)	-	-
Consolidated
External customers	857,445	3,860,000	868,312	3,727,252	-1.3%	+3.6%
Intersegment	-	-	-	-	-	-
Total sales	857,445	3,860,000	868,312	3,727,252	-1.3%	+3.6%
Operating profit	66,197	380,000	82,639	363,489	-19.9%	+4.5%
% of sales	7.7%	9.8%	9.5%	9.8%	-	-
					(P)=Projection

3. OTHER INCOME / DEDUCTIONS						(Millions of yen)
	2015		2014		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Interest and dividend, net	1,486	2,300	1,501	7,406	(15)	(5,106)
Forex gain (loss)	(7,926)	(8,900)	(5,807)	2,628	(2,119)	(11,528)
Equity earnings of affiliated companies	301	200	93	478	+208	(278)
Other, net	1,223	16,400	765	9,238	+458	+7,162
Total	(4,916)	10,000	(3,448)	19,750	(1,468)	(9,750)
					(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2015		2014
	1st quarter	Year (P)	1st quarter	Year
Office
Monochrome copiers	15%	16%	15%	16%
Color copiers	19%	20%	18%	19%
Printers	43%	41%	43%	42%
Others	23%	23%	24%	23%
Imaging System
Cameras	59%	62%	62%	64%
Inkjet printers	31%	29%	29%	27%
Others	10%	9%	9%	9%
Industry and Others
Lithography equipment	18%	24%	16%	23%
Others	82%	76%	84%	77%
				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2015
	1st quarter	Year (P)
Office
Japan	-6.7%	-
Overseas	-1.7%	-
Total	-2.8%	+0.2%
Imaging System
Japan	-28.5%	-
Overseas	-12.8%	-
Total	-15.6%	-6.8%
Industry and Others
Japan	-12.4%	-
Overseas	+7.5%	-
Total	-1.8%	+14.5%
Total
Japan	-13.9%	+2.4%
Overseas	-5.2%	-1.5%
Americas	-6.3%	-1.6%
Europe	-4.1%	-3.4%
Asia and Oceania	-5.3%	+1.1%
Total	-7.1%	-0.7%
		(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2015		2014
	1st quarter	Year (P)	1st quarter	Year
ROE *1	4.6%	8.5%	6.7%	8.7%
ROA *2	3.1%	5.7%	4.6%	5.9%
				(P)=Projection

*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity

*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen	)
	2015			2014
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	119.25	120.00	119.84	102.69	106.18
Yen/Euro	133.89	130.00	130.92	140.77	140.62
					(P)=Projection

	(2) Impact of foreign exchange rates on sales (Year over year)
		(Billions of yen)
	2015
	1st quarter	Year (P)
US$	+45.9	+166.3
Euro	(11.5)	(66.5)
Other currencies	+6.6	+25.8
Total	+41.0	+125.6
		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2015
	2nd-4th quarter (P)
On sales
US$	12.0
Euro	4.9
On operating profit
US$	4.4
Euro	2.2
	(P)=Projection

8. STATEMENTS OF CASH FLOWS				(Millions of yen)
	2015		2014
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities	99,452	528,000	132,254	583,927
Net cash used in investing activities	(33,721)	(568,000)	(56,475)	(269,298)
Free cash flow	65,731	(40,000)	75,779	314,629
Net cash used in financing activities	(94,603)	(179,800)	(125,744)	(300,886)
Effect of exchange rate changes on cash and cash equivalents	(22,007)	(24,800)	(11,853)	41,928
Net change in cash and cash equivalents	(50,879)	(244,600)	(61,818)	55,671
Cash and cash equivalents at end of period	793,701	600,000	727,091	844,580
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2015		2014
	1st quarter	Year (P)	1st quarter	Year
Office	27,372	-	24,686	104,391
Imaging System	21,439	-	20,940	87,510
Industry and Others	12,284	-	6,194	26,516
Corporate and Eliminations	18,144	-	22,998	90,562
Total	79,239	315,000	74,818	308,979
% of sales	9.2%	8.2%	8.6%	8.3%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2015		2014
	1st quarter	Year (P)	1st quarter	Year
Increase in PP&E	45,202	205,000	38,054	182,343
Depreciation and amortization	64,416	275,000	61,352	263,480
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2015	2014	Difference
	Mar.31	Dec.31
Office	242,882	238,344	+4,538
Imaging System	185,832	168,802	+17,030
Industry and Others	134,118	121,021	+13,097
Total	562,832	528,167	+34,665

(2) Inventories/Sales*			(Days)
	2015	2014	Difference
	Mar.31	Dec.31
Office	41	42	(1)
Imaging System	51	43	+8
Industry and Others	154	132	+22
Total	54	50	+4
*Index based on the previous six months sales.

12. DEBT RATIO
	2015	2014	Difference
	Mar.31	Dec.31
Total debt / Total assets	0.0%	0.0%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2015	2014
	1st quarter	Year
Overseas production ratio	62%	60%

14. NUMBER OF EMPLOYEES
	2015	2014	Difference
	Mar.31	Dec.31
Japan	68,690	69,201	(511)
Overseas	121,984	122,688	(704)
Total	190,674	191,889	(1,215)

- S5 -